July 19, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0407
Attn:   Patrick Gilmore
Accounting Branch Chief
Re:	Dell Inc. Form 10-K for the Fiscal Year Ended January 28, 2011 Filed March 15, 2011 File No. 000-17017
Ladies and Gentlemen:
     Dell Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing contained in the staff’s letter to the Company dated July 5, 2011. The Company has responded to all of the staff’s comments. The Company’s responses to the staff’s comments are set forth below with each response below numbered to correspond to the numbered comment in the staff’s letter.
Form 10-K for the Fiscal Year Ended January 28, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Income and Other Taxes, page 40
1.	We note your disclosure that the effective tax rate in fiscal 2011 was “primarily due to an increase in the proportion of taxable income attributable to lower tax jurisdictions during Fiscal 2011.” In light of the significant impact of foreign income tax at different rates on the company’s effective tax rate, please tell us what consideration you made to providing an enhanced discussion and analysis regarding any known trends and uncertainties related to foreign income and the related income tax rates. Refer to Item 303(a)(3) of Regulation S-K and Section III. B.3 of SEC Release 33-8350.
Item 303(a)(3) of Regulation S-K states that a company should “Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” In addition, Item 303(a)(3) states that a company should, “Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.”
Dell Inc. One Dell Way, Round Rock TX 78682

Securities and Exchange Commission
Our effective income tax rate is affected by our mix of earnings among the various jurisdictions in which we operate. In certain jurisdictions our tax rate is significantly less than the applicable statutory tax rate as a result of tax holidays. The jurisdictions from which we earn the majority of our foreign income that are subject to these tax holidays and lower tax rates include Singapore, China, Malaysia, and India. Many of these tax holidays may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays are not extended, or if we fail to satisfy the conditions of the reduced tax rate, then our effective tax rate would increase in the future. As a result we include on page 18 in the Risk Factors section of our Fiscal 2011 Form 10-K filing, that the expiration of tax holidays or favorable tax rate structures could result in an increase in our effective tax rate in the future and that our effective tax rate could also increase if our geographic sales mix changes. At January 28, 2011 and as of the date we filed our Fiscal 2011 Form 10-K, we were in compliance with these conditions. There were no known trends or uncertainties with respect to the applicable tax rates in these jurisdictions nor were we aware of any other potential changes in enacted tax rates in other jurisdictions in which we operate that would materially impact our overall effective rate requiring discussion in management’s discussion and analysis of financial condition and results of operations (MD&A).
In compliance with disclosure requirements for tax holidays, we include in the notes to our Consolidated Financial Statements disclosure of the time frame for the expiration of our tax holidays as well as the amount of income benefits attributable to the tax status of the applicable subsidiaries. In addition, on page 95 we provide the total amount of foreign income before income taxes, and on page 97, the benefit we received from those earnings as part of our effective tax rate reconciliation.
Our effective tax rate for the year ended January 28, 2011 was 21.3%. As of the filing of our Fiscal 2011 Form 10-K, we were not aware of any known trends or uncertainties in the geographic distribution of our taxable income or anticipated changes in income tax rates that would materially impact our effective tax rate for Fiscal 2012 requiring discussion in our MD&A.
While we believe the aforementioned disclosures provide investors with sufficient information necessary to understand the impact that the foreign effective income tax rates had on our results of operations, in light of the staff’s comment, in future filings starting with the quarter ending July 29, 2011, we will expand our MD&A discussions to state that our effective tax rate could fluctuate depending on the geographic distribution of our world-wide earnings. In addition, we will identify the significant jurisdictions from which we earn income taxed at lower tax rates.
Liquidity, Capital Commitments, and Contractual Cash Obligations
Liquidity, page 45
2.	We note your disclosure that the company believes internally generated cash flows are sufficient to support day-to-day operations and that you use external capital sources to supplement your internally generated sources of liquidity as necessary. Your liquidity discussion and analysis should clearly address prospective information regarding the company’s short-term (generally up to 12 months into the future) and long-term sources and needs for capital. Please tell us how you considered the guidance in Item 303(a)(1) of Regulation S-K, FRR 501.03(a) and Section IV of SEC Release 33-8350.

Securities and Exchange Commission
In preparing our liquidity disclosures, we consider the requirements outlined in Item 303(a)(1) of Regulation S-K and the related guidance contained in FRR 501.03(a) and Section IV of SEC Release 33-8350. We confirm to the staff that, as of the Fiscal 2011 Form 10-K filing date, in accordance with the determination required by Item 303(a)(1), we did not identify any material trends or uncertainties that had resulted in, or that we believed were reasonably likely to result in, our liquidity increasing or decreasing in any material way or any material deficiency in liquidity. Further, we are mindful that, as discussed in Section IV of SEC Release 33-8350, our disclosures should address how our cash requirements identified in MD&A fit into our overall business plan, the mix and relative cost of our capital resources (and expected changes to these items), the existence and timing of our commitments for capital expenditures and our other known and reasonably likely cash requirements, and our ability to meet our upcoming cash requirements over both the short term and long term. In that regard, we expanded our liquidity disclosures from the previous year’s Form 10-K to address these requirements more expansively, and as explained below, we believe that our liquidity disclosures in our Form 10-K comply with this guidance and adequately provide our investors with useful and sufficient prospective information regarding the Company’s short-term and long-term sources and needs for capital.
With regard to our sources of liquidity, we direct the staff to page 45 of our Fiscal 2011 Form 10-K where we discuss these sources, which consist of cash generated from operations, as well as supplementary capital sources, “such as long-term notes and structured financing arrangements, and short-term borrowings, consisting primarily of commercial paper.” In order to provide information to investors on near-term changes in those sources, on page 45 we disclose our intention to replace our shelf registration statement prior to its expiration and our anticipated entry into the debt capital market for additional long-term debt. Similarly, on page 46 we disclose our intention to enter into a new senior unsecured revolving credit facility supporting our commercial paper program to replace an expiring facility. For each of these circumstances, we have described not only our current sources of liquidity, but also provided forward-looking disclosures relating to changes in those sources. In addition, in accordance with the guidance in SEC Release 33-8350, we expanded our disclosures to highlight the impact on our management of cash balances outside the United States, including related restrictions on our ability to use our foreign cash balances for funding our strategic initiatives and the circumstances under which we may access those balances.
With regard to our needs for liquidity, we approach these needs by prioritizing first the requirements for operational liquidity, then by addressing needs for investments in growth, whether organic or inorganic, and finally returning value to stockholders, such as through stock repurchases. As disclosed on page 45, we believe that internally generated cash flows are sufficient to support day-to-day operational needs. We provide further information about known or estimated liquidity needs on pages 48 and 49, including liquidity needs for investments in growth such as the estimated $700 million to $750 million planned for Fiscal 2012 infrastructure investments, and our liquidity needs for contractual cash commitments outlined in the Contractual Cash Obligations table. Similarly, we disclose on page 23 (and more generally throughout our Fiscal 2011 Form 10-K) our strategy to “supplement organic growth with a disciplined acquisition program targeting businesses that will expand our portfolio of enterprise solutions offerings.” While the amount and timing of liquidity needs related to inorganic investments are less predictable, we have disclosed this need, and as referenced above, the potential sources of capital for these strategic investments. Finally, with regard to liquidity needs relating to returning value to stockholders, we discuss how our stock repurchases are another demand on our liquidity and we offer additional details relating to stock repurchases on pages 20 and 48. As noted above, we discuss factors we consider in deploying various sources of capital to meet our funding needs and the known trends and uncertainties, including conditions in the capital markets and potential utilization of foreign cash balances that could affect the availability, mix

Securities and Exchange Commission
and relative cost of our various capital resources. We highlight these trends and uncertainties in the risk factor on page 15 referred to in the staff’s third comment.
As explained above, we believe the referenced liquidity disclosures comply with the requirements of Item 303(a)(1) and related guidance. In light of the staff’s comment, however, in future filings starting with the quarter ending July 29, 2011, we will clarify in our MD&A, the approach we use in prioritizing our capital needs and how this prioritization affects management of our liquidity by providing additional disclosure along the lines of the following:
“In general, we seek to deploy our capital in a systematically prioritized manner focusing first on requirements for operations, then on growth investments, and finally on stockholder returns. Our strategy is to deploy capital from any potential source, whether debt or internally generated cash, depending on the adequacy and availability of that source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Therefore, while cash generated from operations is our primary source of operating liquidity and we believe that internally generated cash flows are sufficient to support day-to-day business operations, we use a variety of capital sources to fund our needs for less predictable investment decisions such as acquisitions.”
3.	As a related matter, we note that 10-20% of the company’s cash is held domestically and that demand on your domestic cash has increased as a result of your strategic initiatives. We further note your disclosures on page 15 indicating that the company has been increasingly dependent on access to debt and capital sources to provide financing for customers and to obtain funds in the U.S. for general corporate purposes, including working capital, acquisitions, capital expenditures, funding of customer receivables, and share repurchases. Please tell us how you considered disclosure related to specific reasons for incurring debt during the periods presented and the use of the proceeds, and analyze how the incurrence of that debt fits into the company’s overall business plan and cash management policies and practices. Describe for us how you considered disclosing your policies and established targets or metrics regarding business acquisitions and potential risks and how management weighs those risks with the perceived benefits and opportunities associated with strategic investments and returning value to shareholders in the form of share repurchases. Please refer to Item 303(a)(1) of Regulation S-K, FRR 501.03(a) and Section IV or Release 33-8350.
We operate globally in the rapidly evolving technology industry and must maintain flexibility to respond to changing industry, market, technology, macroeconomic, and competitive conditions. Necessarily, decisions about liquidity and capital allocations are undertaken in response to varying internal and external dynamics and business strategic objectives. Consequently, our cash management practices must remain flexible. As it relates to our operating approach, we disclose on page 1, our overarching guiding principle is to maintain “a balance of liquidity, profitability, and growth.”
With regard to the reasons that the Company has incurred additional debt, the use of the debt proceeds, and the management of our capital structure, we disclose on page 45 our general strategy with regard to our use of debt financing, which specifically addresses the reasons why we incur short-term and long-term debt, our use of the debt proceeds and the role of debt in our capital structure. In that disclosure we explain how we manage our debt levels, “based upon cash flow expectations, the overall cost of capital, cash requirements for operations, and discretionary spending, including for acquisitions and share repurchases.” As discussed above, strategically, we endeavor to

Securities and Exchange Commission
deploy capital from any potential source, whether debt or internally generated cash, depending on the adequacy and availability of that source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Because of our approach to incurring debt, which includes opportunistically taking advantage of favorable debt markets, we broadly identify the use of proceeds for those funds to include general corporate purposes, such as working capital, acquisitions, capital expenditures, funding of customer receivables, or share repurchases. Together these disclosures reflect our considered intent to communicate the reasons we incur debt and how we prioritize the use of our capital generally.
Although we do not believe that this specific disclosure is required by Item 303(a)(1) and related guidance, we have analyzed our disclosures as they relate to the staff’s comment about policies, targets, or metrics regarding business acquisitions and share repurchases. As noted in our response to the staff’s second comment, we intend to supplement our organic growth with a disciplined acquisition program. As disclosed on page 15 of our Fiscal 2011 Form 10-K, such acquisition program has risks of, among others, inadequate returns on invested capital. To manage these risks, the Company monitors the performance of acquired businesses, including investment returns, integration of the businesses into Dell, and for other operational or business risks.
Finally, we recognize that the staff has requested us to describe how we considered our disclosures relating to the risks of strategic investments and stock repurchases and management’s related risk/benefit analysis. With regard to risks related to strategic investments, we included risk factor disclosures on page 13 under the heading, “We may not successfully execute our growth strategy if we fail to manage effectively the change involved in implementing our strategic initiatives,” and page 15 under the heading, “We may not successfully implement our acquisition strategy.” In light of our historical and expected future liquidity position, and the discretionary nature of our share repurchases, we do not consider that we incur material liquidity risks in administering our stock repurchase program. The Company’s share repurchase program is available to manage dilution from our equity compensation programs. However, we do not have a policy that requires repurchase of common stock and have flexibility in the levels of share repurchases, as we have demonstrated over time. This is disclosed on page 20 of our Fiscal 2011 Form 10-K. Supplementally, our approach to our stock repurchase program is to evaluate the risk adjusted returns among alternative investments and strategic initiatives to decide on the best use of our capital. For a discussion of our acquisition program, see the disclosures in the Overview section of MD&A on page 23. We believe our disclosures are sufficient to provide investors with an understanding of the Company’s strategic initiatives and allocation of capital and comply with the requirements of Item 303(a)(1) and related guidance.

Securities and Exchange Commission
Consolidated Financial Statements
Note 11 — Commitments and Contingencies, page 90
4.	In your disclosure on page 94 regarding on-going legal matters and other proceedings you indicate the company does not expect that the ultimate outcomes in these proceedings or matters, individually, or collectively, will have a material adverse effect on its business, financial position, results of operations, or cash flows. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.
Pursuant to ASC 450-20-50-3 through 50-5 and SAB Topic 5Y, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss exists in excess of the accrued amounts. In determining appropriate disclosures, we evaluate the circumstances regarding outstanding and potential litigation on a quarterly basis to determine whether a loss is probable requiring accrual, whether a material loss or additional loss in excess of amounts accrued is reasonably possible and if so, whether an estimate of the range of loss can be made or whether such amounts cannot be estimated. As of January 28, 2011 and the date of the filing of our Fiscal 2011 Form 10-K, we did not believe there was a reasonable possibility that a material loss or additional loss exceeding those amounts already recognized in our Consolidated Financial Statements existed.
Although, we believe our previous disclosures were appropriate, in light of the staff’s comment, in future filings starting with the quarter ending July 29, 2011, if it is not reasonably possible that an additional material loss has been incurred in an amount in excess of amounts already recognized, we will clarify our disclosure by saying: “As of [applicable date], Dell does not believe there is a reasonable possibility that a material loss exceeding the amounts already accrued for these proceedings or matters may have been incurred. However, the ultimate resolutions of these various proceedings and matters are inherently unpredictable. As such, Dell’s results of operations or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.” In addition, should we conclude that there is a reasonable possibility that a material loss or material additional loss in excess of amounts accrued may have been incurred, and such amount or range of loss cannot be estimated, we will disclose that fact and clarify the facts and circumstances at the time of filing.
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Securities and Exchange Commission
As requested, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number (512) 723-0544.

Very truly yours,
/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary